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11016380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W. Adams Street 9th Floor
(No. and Street)

Chicago, IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd
(Name – *if individual, state last, first, middle name*)

NBC Tower - Suite 1500 455 N. Cityfront Plaza dr. Chicago, IL 60611-5313
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
11

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of TJM Investments, LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: certain members / owners of TJM Holdings, LLC and Thomas J. Murphy, Inc. (the entities which own TJM Investments, LLC) hold interests in customer accounts with TJM Investments, LLC; and certain members of TJM Holdings, LLC and Thomas J. Murphy, Inc. hold interests in private investment funds which hold customer accounts with TJM Investments, LLC.

Colleen Risinger

Signature

FIN OP

Title

Subscribed and sworn
to before me this
31st Day of January, 2011

Notary Public Heather Kuhl

OFFICIAL SEAL
HEATHER KUHL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY. 02, 2011

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2010 AND 2009

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 1500
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5313

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Investments, LLC (the Company) as of December 31, 2010 and 2009 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report, the financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Also licensed to practice by the State of Florida

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 11, 2011

Oath or Affirmation

I, ____________________, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of TJM Investments, LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Subscribed and sworn
to before me this
__________ day of 2011

Notary Public

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		**2010**		2009
ASSETS				
Current assets:				
Cash	$	**704,054**	$	54,071
Due from affiliates				88,383
Due from broker		**200,551**		
Due from employees		**117,350**		167,934
Prepaid expenses		**43,105**		46,447
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000 in 2010 and 2009		**555,251**		1,427,005
Deposits with clearing organizations and others		**866,712**		1,290,872
Total current assets		**2,487,023**		3,074,712
Property and equipment:				
Software		**450,000**		450,000
Less accumulated depreciation		**(375,000)**		(225,000)
Property and equipment, net		**75,000**		225,000
Total assets	$	**2,562,023**	$	3,299,712
LIABILITIES AND MEMBERS' CAPITAL				
Liabilities:				
Accounts payable and accrued expenses	$	**771,922**	$	1,290,768
Due to affiliates		**95,094**		43,811
Total liabilities		**867,016**		1,334,579
Members' capital		**1,695,007**		1,965,133
Total liabilities and members' capital	$	**2,562,023**	$	3,299,712

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF OPERATIONS

Years ended December 31,	2010	2009
Revenue:		
Commissions and incentive fees	$ 12,154,874	$ 29,697,413
Service income	83,469	997,426
Interest income		30,766
Other income	74,981	867
Total revenue	12,313,324	30,726,472
Operating expenses:		
Employee compensation and related benefits	3,721,797	4,456,994
Commission expenses	1,748,426	7,471,348
Execution expenses	2,179,343	10,882,291
Exchange and regulatory fees	626,249	1,229,499
Management fees	2,700,000	3,750,000
Professional and other fees	80,148	253,000
Research and registration	447,023	341,297
Rent and occupancy	90,000	204,898
Other operating expenses	715,464	774,618
Total operating expenses	12,308,450	29,363,945
Income from operations, before other expense	4,874	1,362,527
Other expense:		
Interest		15
Net income	$ 4,874	$ 1,362,512

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	Members' capital
Balance, December 31, 2008	$ 1,781,499
Members' distributions	(1,178,878)
Net income	1,362,512
Balance, December 31, 2009	**1,965,133**
Members' distributions	**(275,000)**
Net income	**4,874**
Balance, December 31, 2010	**$ 1,695,007**

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,	2010	2009
Operating activities:		
Net income	$ **4,874**	$ 1,362,512
Adjustments to reconcile above to cash provided by operating activities:		
Depreciation	**150,000**	150,000
(Increase) decrease in operating assets:		
Due from affiliates	**88,383**	(83,093)
Due from broker	**(200,551)**	
Due from employees	**50,584**	27,034
Prepaid expenses	**3,342**	4,158
Receivable from broker-dealers and clearing organizations	**871,754**	539,280
Deposits with clearing organizations and others	**424,160**	80,543
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**(518,846)**	(470,589)
Due to affiliates	**51,283**	(1,511,187)
Cash provided by operating activities	**924,983**	98,658
Investing activities:		
Proceeds from sale of fixed assets		214,102
Purchase of furniture and equipment		(169,459)
Cash provided by investing activities		44,643

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

Years ended December 31,	2010	2009
Financing activity:		
Members' distributions	$ **(275,000)**	$ (1,178,878)
Cash used in financing activity	**(275,000)**	(1,178,878)
Increase (decrease) in cash	**649,983**	(1,035,577)
Cash:		
Beginning of year	**54,071**	1,089,648
End of year	$ **704,054**	$ 54,071
Supplemental disclosure of cash flow information:		
Interest expense paid		$ 15

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

TJM Investments, LLC (the Company) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. The Company is a 99%-owned subsidiary of TJM Holdings, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

1. Nature of business and summary of significant accounting policies (continued)

Property and equipment and related depreciation:

Property and equipment is recorded at cost and depreciation is provided by accelerated methods and software is depreciated by straight-line method over the estimated useful lives of the assets. Depreciation expense was $150,000 for each of the years ended December 31, 2010 and 2009.

Income taxes:

The Company is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Each member reports their applicable respective share of income and losses on their individual returns. The Company prepares its income tax returns on the cash basis.

2. Related party transactions

The Company, from time to time, pays expenses of affiliates through common ownership and charges the affiliates for the balance. There was no balance due from affiliates at December 31, 2010. The balance due from affiliates was $88,383 at December 31, 2009.

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $95,094 and $43,811 at December 31, 2010 and 2009, respectively.

The Company is managed by TJM Holdings, LLC, its 99%-owned parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter. Total management fees for the years ended December 31, 2010 and 2009 were $2,700,000 and $3,750,000, respectively.

3. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to adjusted net capital ratio would exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,399,252 which was $1,299,252 in excess of its required net capital of $100,000. At December 31, 2010, the Company's net capital ratio was .6196 to 1. At December 31, 2009, the Company had net capital of $1,152,846, which was $1,052,846 in excess of its required net capital of $100,000. At December 31, 2009, the Company's net capital ratio was 1.16 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally-insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

6. Commitments and related party leases

The Company leases its Chicago facilities from an affiliated company under a month-to-month operating lease agreement. The Company also leases a facility in Garden City, New York under a third party operating lease agreement which is set to expire on August 30, 2013. This lease is guaranteed by an affiliated company.

Future minimum base rents on this lease are as follows:

Year ending December 31:	Garden City, New York
2011	$ 55,781
2012	57,781
2013	39,854
Total	$ 153,416

Rent expense charged to operations was $90,000 and $113,145 for the years ended December 31, 2010 and 2009, respectively. Rent expense paid to an affiliated company was $90,000 for each of the years ended December 31, 2010 and 2009.

7. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2010, the financial statement date, through February 11, 2011, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

TJM INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2010		
Total members' capital		$ 1,695,007
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organizations	$ 60,300	
Due from employees	117,350	
Prepaid expenses	43,105	
Property and equipment, net	75,000	295,755
Net capital		1,399,252
Minimum net capital requirement		100,000
Excess net capital		$ 1,299,252
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 867,016
Ratio of aggregate indebtedness to net capital		.6196 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,399,252

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 1500
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5313

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Members
TJM Investments, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Investments, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 11, 2011

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 1500
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5313

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
TJM Investments, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by TJM Investments, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [internally prepared financial statements] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 11, 2011